January 19, 2011


Mr. Gene S. Bertcher
Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234

> **Re:** **American Realty Investors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 31, 2010**
> **File Number 001-15663**

Dear Mr. Gene S. Bertcher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


Sincerely,


Jessica Barberich
Assistant Chief Accountant